Skadden, Arps, Slate, Meagher & Flom (UK) llp
40 BANK STREET CANARY WHARF LONDON E14 5DS TEL: (020) 7519-7000 FAX: (020) 7519-7070 www.skadden.com February 24, 2023	AFFILIATE OFFICES BOSTON CHICAGO HOUSTON LOS ANGELES NEW YORK PALO ALTO WASHINGTON, D.C. WILMINGTON BEIJING BRUSSELS FRANKFURT HONG KONG MUNICH PARIS SÃO PAULO SEOUL SHANGHAI SINGAPORE TOKYO TORONTO

Via EDGAR and E-mail

Lily Dang
Mark Wojciechowski
Michael Purcell
Laura Nicholson
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Mail Stop 4546

RE:	Himalaya Shipping Ltd. Amendment No. 2 to Draft Registration Statement on Form F-1 Submitted January 30, 2023 CIK No. 0001959455

Ladies and Gentlemen:

On behalf of Himalaya Shipping Ltd. (the “Company” or “Himalaya”), enclosed is a copy of an amendment (the “Amendment”) to the above-referenced Draft Registration Statement on Form F-1 (the “Registration Statement”), as confidentially submitted to the Securities and Exchange Commission (the “Commission”) on the date hereof, marked to show changes from the Registration Statement confidentially submitted to the Commission on January 30, 2023.

The changes reflected in the Amendment include those made in response to the comments of the staff of the Commission (the “Staff”) set forth in the Staff’s letter of February 17, 2023 (the “Comment Letter”). The Amendment also includes other changes that are intended to update the information contained therein.

Set forth below are the Company’s responses to the Staff’s comments. The headings and paragraph numbers of this letter correspond to the headings and paragraph numbers contained in the Comment Letter, and, to facilitate the Staff’s review, the Company has reproduced the text of the Staff’s comments in italics below. Capitalized terms used but not defined herein have the meanings given to them in the Registration Statement. All references to page numbers and captions (other than those in the Staff’s comments) correspond to the page numbers and captions in the Registration Statement.

FOIA Confidential Treatment Requested by Himalaya Shipping Ltd. Pursuant to 17 CFR § 200.83

U.S. Securities and Exchange Commission
February 24, 2023

Draft Registration Statement on Form F-1

Dividends and Dividend Policy, page 46

1.
We note your response to prior comment 5. However, it does not appear that you have included related disclosure in the prospectus. Please disclose whether your dividend policy will be reflected in any written policy.

Response:

The Registration Statement has been revised on pages 7, 41, 47 and 94 to clarify that the Company has not adopted a separate written dividend policy.

Sale and Leaseback Arrangements, page 52

2.	We note your response to prior comment 6, and reissue such comment. Please disclose all material terms of the sale and leaseback arrangements. For example, please disclose the termination provisions.

Response:

In response to the Staff’s comment, the Registration Statement has been revised on pages 53 and 59 to provide additional disclosure for certain material terms of the Sale and Leaseback Agreements, including the disclosure of the termination provisions.

Industry Overview, page 62

3.
We note your response to prior comment 1. We also note your disclosure that the discussion contained in the “Industry Overview” section has been compiled from Clarksons from its database and other industry sources. If any of these reports were commissioned by you for use in connection with the registration statement, please file consents pursuant to Rule 436 of the Securities Act as exhibits to your registration statement or tell us why you believe you are not required to do so. We also note that you have included detailed information throughout this section without attributing such information to any one specific source where such information is presented. Please revise.

Response:

The Company acknowledges the Staff’s comment and confirms that “Industry Overview” section has been compiled from Clarksons Research’s database and other industry sources, but none of such information was commissioned by the Company for the purpose of citing such information in the Registration Statement and using it in connection with the Registration Statement and/or the initial public offering and as such, no consents of such third parties are required to be filed with the Registration Statement. Further, all such information derives from studies and reports that are non-commissioned publicly available information which is accessible via Clarksons Research’s website upon payment of a licensing fee.

The Company notes that the consent requirements of Section 7 and Rule 436 of the Securities Act are directed at circumstances in which an issuer has engaged a third-party expert or counsel to prepare a valuation, opinion or other report specifically for use in connection with a registration statement. The information compiled and obtained from Clarksons Research reflects aggregated market data and was not prepared for purposes of the Registration Statement.

FOIA Confidential Treatment Requested by Himalaya Shipping Ltd. Pursuant to 17 CFR § 200.83

U.S. Securities and Exchange Commission
February 24, 2023

Furthermore, the Company submits that Clarksons Research is not an “expert” under Rule 436 and accordingly, the Company does not believe a consent would be required to be filed as an exhibit to the Registration Statement.  Pursuant to Rule 436 of the Securities Act, a consent is required to be filed if any portion of a report or opinion of an expert is quoted or summarized as such in a registration statement. Under Section 7 of the Securities Act, an “expert” is defined to include “any accountant, engineer, or appraiser, or any person whose profession gives authority to a statement made by him.” The Company respectfully submits that the information compiled from Clarksons Research from its database described in the Registration Statement does not reflect the opinion or judgment of an “expert,” and that Clarksons Research is a research consulting firm within an industry group that is not among the class of persons subject to Section 7 and Rule 436 as “experts” unless the Company expressly identifies such third parties as experts or the statements are purported to be made on the authority of such providers as “experts.” As a result of the foregoing, the Company respectfully submits that Clarksons Research is not an expert of the kind whose consent would be required to be filed pursuant to Rule 436, but the Company intends to file a consent from Clarksons Research as a non-expert as exhibit 99.1 to the Registration Statement.

In addition, in response to the Staff’s comment, the Company has revised the “Industry Overview” section to attribute such information to the corresponding specific source where such information is presented.

Business
Our Fleet, page 84

4.	Please disclose in this section the material terms of each charter agreement, including the charter period, provisions relating to the charter rate, and termination provisions.

Response:

In response to the Staff’s comment, the Registration Statement has been revised on pages 4 and 88 to provide additional disclosure for certain material terms of each charter agreement, including the disclosure of the termination provisions.

Our Competitive Strengths
Additional Features of our vessels, page 90

5.
Please revise your disclosure to clarify how SOx emissions will be negligible when your vessels start operating on LNG or using a scrubber. In addition, disclose in this section the uncertainties with respect to financing for the scrubbers, and that LNG is not currently economical to use for dual fuel vessels at current LNG market prices. We note your related disclosure on page 1.

Response:

In response to the Staff’s comment, the Registration Statement has been revised on page 93  to clarify when SOx emissions will be negligible when the Company’s vessels start operating using a scrubber or nil when using LNG.

Further, the Registration Statement has been revised on page 93 to add disclosures with respect to the uncertainties to finance the cost of scrubbers, the LNG market prices and their impact on the use of LNG for the dual fuel vessels.

Description of Share Capital, page 113

6.
We note your response to prior comment 4, and reissue such comment. In that regard, we note your disclosure on pages 116 and 117 regarding the waiver by shareholders. Please tell us whether the waiver applies to claims under the U.S. federal securities laws. In addition, please tell us why you removed the risk factor disclosure regarding such waiver.

FOIA Confidential Treatment Requested by Himalaya Shipping Ltd. Pursuant to 17 CFR § 200.83

U.S. Securities and Exchange Commission
February 24, 2023

Response:

The Registration Statement has been revised on pages 42, 43, 119 and 120 to provide additional disclosure to clarify that the waiver by the Company’s shareholders of any claim or right of action against any of Himalaya’s officers or directors is subject to Section 14 of the Securities Act and Section 29(a) of the Exchange Act, which render void any purported waiver of the provisions of the Securities Act and Exchange Act, respectively.

Further, in response to the Staff’s comment, the Company removed the previous risk factor disclosure under the title “Our bye-laws restrict shareholders from bringing legal action against our officers and directors” regarding such waiver by shareholders as the Company considered it was sufficiently covered under the current risk factor under the title “Bermuda law differs from the laws in effect in the United States and may afford less protection to holders of our common shares”, but in response to the Staff’s comment the Company has added back such risk factor on pages 42 and 43 of the Registration Statement.

Exhibits

7.
We note your response to prior comment 11 that the form of novation agreement is included in the agreement filed as Exhibit 10.4. Please tell us where such form of novation agreement is included in Exhibit 10.4.

Response:

The Company has filed the novation agreement as exhibit 10.5 to the Registration Statement.

* * *

Please contact me at +44 20 7519 7183 or via email at james.mcdonald@skadden.com should you require further information.

Very truly yours,

/s/ James A. McDonald
James A. McDonald

cc:	Herman Billung, contracted Chief Executive Officer, Himalaya Shipping Ltd. Vidar Hasund, contracted Chief Financial Officer, Himalaya Shipping Ltd.

FOIA Confidential Treatment Requested by Himalaya Shipping Ltd. Pursuant to 17 CFR § 200.83